12011726

SEC Mail Processing Section

FEB 28 2012

Washington, DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15847

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American General Equity Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 - A Allen Parkway, Suite 2-G7
(No. and Street)

Houston (City) Texas (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rhonda S. Washington (713)831-8607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Lousiana St., Suite 2900 (Address) Houston (City) Texas (State) 77002-5678 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rhonda S. Washington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Equity Services Corporation, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rhonda S. Washington

Signature

Controller, FINOP

Title

Chry Ste

Notary Public

CHRYSTAL STEAMER
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
01-12-2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

American General Equity Services Corporation

Financial Statements and Supplemental Schedules
December 31, 2011

American General Equity Services Corporation
Index
December 31, 2011

pwc

Report of Independent Auditors

To Board of Directors and Stockholder of
American General Equity Services Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of American General Equity Services Corporation (the "Company") at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applies in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in related to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2012

American General Equity Services Corporation
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	281,470
Accounts receivable from affiliates		240
Prepaid expenses		23,322
Total assets	$	305,032
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates	$	41,352
Total liabilities		41,352
Commitments and contingencies (Note 5)		
Stockholder's equity		
Common stock ($10 par value; 1000 shares, authorized, issued and outstanding)		10,000
Additional paid-in capital		732,000
Accumulated deficit		(478,320)
Total stockholder's equity		263,680
Total liabilities and stockholder's equity	$	305,032

The accompanying notes are an integral part of these financial statements.

American General Equity Services Corporation
Statement of Operations
Year Ended December 31, 2011

Revenues	
Investment income	$ 168
Total revenues	168
Expenses	
Taxes, fees and licenses	33,191
Affiliate service fee	343,948
General and administrative expenses	15,366
Total expenses	392,505
Loss before income taxes	(392,337)
Income tax expense	(6,228)
Net loss	$ (398,565)

The accompanying notes are an integral part of these financial statements.

American General Equity Services Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at beginning of year	$ 10,000	$ 340,000	$ (79,755)	$ 270,245
Additional paid in capital		392,000		392,000
Net loss			(398,565)	(398,565)
Balances at end of year	$ 10,000	$ 732,000	$ (478,320)	$ 263,680

The accompanying notes are an integral part of these financial statements.

American General Equity Services Corporation
Statement of Cash Flows
Year Ended December 31, 2011

Operating activities	
Net loss	$ (398,565)
Adjustments to reconcile net loss to cash provided by operating activities	
Changes in assets and liabilities	
Accounts receivable from affiliates	160
Prepaid expenses	7,572
Payable to affiliates	13,873
Federal income tax receivable from affiliate	7,765
Net cash provided by operating activities	(369,195)
Financing activities	
Cash receipts from capital contribution	392,000
Net cash received from financing activities	392,000
Net increase in cash and cash equivalents	22,805
Cash and cash equivalents	
Beginning of year	258,665
End of year	$ 281,470
Supplemental disclosure of cash flow information	
Tax refund from affiliate	$ 1,537

The accompanying notes are an integral part of these financial statements.

1. Description of Business and Significant Accounting Policies

Nature of Business

American General Equity Services Corporation (the "Company" or "AGESC"), a Delaware corporation, is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of Financial Industry Regulatory Authority ("FINRA").The Company conducts business as an underwriter/distributor with regard to variable life insurance and variable annuities products and does not hold customer funds or securities. Accordingly, the Company is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(1) as described in Supplemental Schedule II. The Company is authorized to transact business in all 50 states.

The Company is a wholly owned subsidiary of American General Life Insurance Company ("AGL" or the "Parent"), an indirect wholly owned subsidiary of American International Group, Inc. ("AIG").

Income Taxes

The Company is included in the consolidated federal income tax return filed by the ultimate Parent, AIG. The Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The tax benefit of net operating losses are reflected at the point in time that they are utilized in the consolidated federal income tax return. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and an investment in a money market fund with AIG. The Company considers this investment a cash equivalent due to its having an original maturity of three months or less.

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of Financial Investments

Management has determined that the fair value of the Company's financial investments is equivalent to the carrying amount of such financial investments as presented or disclosed in the financial statements.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2011, the Company had net capital of $234,489 which was $229,489 in excess of the $5,000 minimum net capital required for the Company. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1 at December 31, 2011. See Schedule I.

3. Transactions with Affiliates

The Company pays fees to an affiliate for administrative services, including securities compliance and non-securities compliance services. Fees paid under this arrangement were $343,948.

Accounts receivable from affiliates of $240 consists of amounts due from AGL for FINRA registration fees.

Accounts payable to affiliates of $41,352 consists of securities compliance and non-securities compliance allocations payable to AGL pursuant to the administrative services agreement and reimbursement to AGL for payment of FINRA renewal fees.

Beginning January 1, 2011, the Company returned to receiving capital contributions from its parent, AGL, for expenses incurred.

The Company received quarterly capital contributions in the amount of $98,000. Total capital contributions were $392,000.

4. Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during the year ended December 31, 2011. Therefore, the Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been presented for the year ended December 31, 2011.

5. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company is subject to certain legal proceedings, claim and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations or liquidity.

6. Income Taxes

The current income tax expense included in the Statement of Operations as determined in accordance with ASC 740 is $6,228. The difference between taxes computed at a statutory rate of 35% for 2011 and the tax provision is due to the recording of a valuation allowance on deferred tax assets.

At December 31, 2011 the Company has a net operating loss carryforward (NOL) of $561,530 (tax effected $196,501) that will expire, to the extent not utilized, in 2030. A valuation allowance has been recorded on the entire NOL DTA of $196,501, since management has determined that based on all available evidence it is more likely than not that the DTA will not be realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

American General Equity Services Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011 — Schedule I

Net capital		
Total stockholder's equity (from the statement of financial condition)	$	263,680
Less: Nonallowable assets		
Prepaid expenses		23,322
Accounts receivable from affiliates		240
Total nonallowable assets		23,562
Haircut on securities positions		5,629
Net capital		234,489
Aggregate indebtedness		
Items included on statement of financial condition		
Payable to parent and affiliates		41,352
Total aggregate indebtedness		41,352
Computation of basic net capital requirement		
Minimum net capital required (greater of 6-2/3% of aggregated indebtedness or $5,000)		5,000
Excess net capital	$	229,489
Net capital less the greater of 10% of aggregate indebtness or 120% of minimum dollar net capital requirement	$	228,489
Ratio: Aggregate indebtedness to net capital		0.18 to 1

The Company filed an amended Form X-17A-5 Part IIA on February 24, 2012, to adjust for an item identified after the filing of the original Form X-17A-5 Part IIA on January 26, 2012. The Company does not consider this adjustment to be material. A reconciliation of net capital as originally reported to the amount per the amended Form X-17A-5 Part IIA is provided below:

Net capital, as originally reported in the Company's Part IIA Focus Report	$	234,489
Adjustment to income tax benefit to record a valuation allowance against deferred tax asset		143,120
Adjustment to nonallowable assets for reduction in federal income taxes receivable from affiliate		(143,120)
Net capital, as reported in the Company's amendment Part IIA Focus Report	$	234,489

American General Equity Services Corporation
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011 — Schedule II

The Company is exempt from the reserve requirements under paragraph (k)(1) of Rule 15c3-3.

American General Equity Services Corporation
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011 — Schedule III

The Company is exempt from the possession or control requirements under paragraph (k)(1) of Rule 15c3-3.

pwc

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
American General Equity Services Corporation:

In planning and performing our audit of the financial statements of American General Equity Services Corporation (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2012